UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 13)

RINKER GROUP LIMITED

(Name of Subject Company)

RINKER GROUP LIMITED

(Name of Person(s) Filing Statement)

Ordinary Shares

American Depositary Shares, each representing the right to receive five Ordinary Shares

(Title of Class of Securities)

Ordinary Shares (ISIN: AU000000RIN3)

American Depositary Shares (CUSIP: 76687M101)

(CUSIP Number of Class of Securities)

Peter Abraham
General Counsel & Company Secretary, Rinker Group Limited
Level 8, Tower B, 799 Pacific Highway
Chatswood NSW 2067, Australia
+61 2 9412 6600

WITH COPIES TO:

Philip T. Ruegger III, Esq.
Alan M. Klein, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 13 (the “Amendment No. 13”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Rinker Group Limited (“Rinker” or the “Company”) with the Securities and Exchange Commission (the “Commission”) on November 28, 2006, as amended (the “Statement”), relating to the offer by CEMEX Australia Pty Ltd (the “Bidder”), a corporation incorporated under the laws of Australia and a wholly owned subsidiary of CEMEX, S.A.B. de C.V. (“CEMEX”), to purchase all of the ordinary shares of Rinker (“Rinker Shares”) including Rinker’s American Depositary Shares (“Rinker ADRs”) which each represents the right to receive five Rinker Shares (the “Offer”).

Capitalized terms used but not defined herein have the meanings assigned to such terms in the Statement.

Item 3.   Past Contacts, Transactions, Negotiations and Agreements.

Item 3 is hereby amended and supplemented as follows:

Following discussions among representatives of the Company and CEMEX over the days leading up to the Company’s press release, which is filed as Exhibit (a)(27) to this Statement, the Company, after careful consideration by its board of directors (the “Board”) of Rinker’s various strategic alternatives, adopted a resolution to enter into the Bid Agreement described below relating to the terms and conditions of a proposed revised Offer by CEMEX:

Bid Agreement.  On the evening of April 9, 2007 (New York time), or April 10, 2007 (Sydney time), Rinker and CEMEX entered into the Bid Agreement which sets forth the terms and conditions under which the Board will unanimously recommend to the Company’s shareholders (the “Shareholders”) acceptance of a revised Offer in the absence of a superior proposal.  Under the Bid Agreement, the Bidder must publicly announce its intention to and take all actions to validly vary the terms of the Offer by (i) increasing the consideration payable to US$15.85 for each Rinker Share and US$79.25 for each Rinker ADR (such prices, the “Revised Offer Price”), (ii) allowing the Shareholders to retain, without any reduction in the consideration payable to the Shareholders, a dividend of AUS$0.16 per Rinker Share (AUS$0.80 per Rinker ADR) which was paid by Rinker on December 11, 2006, and (iii) freeing the Offer from all of the defeating conditions other than the 90% minimum acceptance condition which remains in place.  In addition, the terms of such revised Offer must, subject to receipt of the necessary Australian regulatory approvals, provide that Shareholders who accept the Offer are given the option (in addition to the existing options available under the Offer) to accept the Revised Offer Price in Australian Dollars (AUS$19.50) for the first 2,000 Rinker Shares held by such Shareholder on April 12, 2007 (Sydney time).  The Bid Agreement further provides that the Bidder must, within 5 business days after making such public announcement in accordance with the Bid Agreement, file with the Commission an amended Schedule TO, which contains a supplementary Bidder’s Statement, and disseminate to the Shareholders such supplementary Bidder’s Statement and Schedule TO amendment.

Pursuant to the Bid Agreement, Rinker has agreed to issue a press release announcing the unanimous intention of the Board to recommend the revised Offer in the absence of a superior proposal.  The press release is filed as exhibit (a)(27) to this Statement. Within 5 business days after the Bidder has revised the Offer in accordance with the Bid Agreement (such formally revised Offer, the “Revised Offer”) and has filed the Schedule TO amendment containing the supplementary Bidder’s Statement, Rinker’s directors must issue a supplementary Target’s Statement containing a unanimous recommendation by Rinker’s directors to the Shareholders that the Revised Offer at the Revised Offer Price be accepted, in the absence of a superior proposal, and file with the Commission an amended Schedule 14D-9 which contains such supplementary Target’s Statement and disseminate to the Shareholders such supplementary Target’s Statement and Schedule 14D-9 amendment.

Pursuant to the Bid Agreement, Rinker has further agreed that it will not, during the restriction period, without the prior written consent of the Bidder (A) solicit a competing proposal or (B) engage in any discussions or negotiations with any third party (other than CEMEX and its affiliates) regarding a competing proposal, except where the failure to engage in such discussions or negotiations would be likely to constitute a breach of Rinker’s directors’ fiduciary or statutory obligations.  Rinker has also agreed to use all reasonable efforts to facilitate the Revised Offer and the acceptance of the Revised Offer by the Shareholders, subject to the Bidder complying with its obligations and in the absence of a superior proposal.  In addition, pursuant to the Bid Agreement, Rinker has agreed to certain restrictions on the conduct of its business, including restrictions on changing its share capital, issuing additional shares or options, granting security interests in a substantial part of its business or property, making acquisitions and dispositions, paying dividends or undertaking buy-backs, capital returns or other payments to Shareholders.

Pursuant to the Bid Agreement, Rinker also agreed, after the Bidder has received acceptances under the Offer of more than 50% of Rinker’s issued shares, to allow not more than three representatives of CEMEX to have access to information of Rinker solely for the purpose of investigating whether assets of Rinker that are the subject of the DOJ Settlement (as defined in the Bid Agreement) can be sold as self-sustaining entities.  Rinker has further agreed that after the Bidder acquires a relevant interest in Rinker of not less than 90% and commences the compulsory acquisition process under the Corporations Act, Rinker will sign and become a party to an amended Hold Separate Stipulation and Order containing the same provisions as those contained in the Hold Separate Stipulation and Order executed in connection with the DOJ Settlement.  In addition, the Bid Agreement provides that Rinker, if so requested by CEMEX, will discuss with the Department of Justice (“DOJ”) an amended Hold Separate Stipulation and Order.  If such an amended Hold Separate Stipulation and Order is mutually agreed among CEMEX, Rinker and the DOJ, Rinker has agreed that it will enter into such an amended Hold Separate Stipulation and Order, provided that nothing in such an amended Hold Separate Stipulation and Order shall (a) commit or require Rinker to make any divestiture or (b) require the Board to take or agree to take any action, or refrain from taking any action, that would or would be likely to be inconsistent with its fiduciary or statutory duties under Australian law.  CEMEX has agreed to indemnify Rinker and each of its directors from any claim, action, damage, loss, liability, cost, expense or payment which Rinker or its directors suffers, incurs or is liable for in connection with Rinker’s entry into and performance of its obligations under any amended Hold Separate Stipulation and Order which it enters into under any provision of the Bid Agreement.

The Bid Agreement will terminate upon the earliest of the close, lapse or withdrawal of the Revised Offer or four months from the date of the Bid Agreement.

Confidentiality Agreement.  Rinker and CEMEX entered into a confidentiality agreement, dated as of April 5, 2007 (the “Confidentiality Agreement”), pursuant to which Rinker has made available and may continue to make available confidential information to CEMEX for the purpose of allowing the Bidder to consider and revise the Offer.

CEMEX has announced that it will extend the Revised Offer until 7:00 p.m. (Sydney time) and 5:00 a.m. (New York time) on May 18, 2007 and that the Revised Offer reflects its best and final offer, in the absence of a superior proposal.

Item 4.   The Solicitation or Recommendation.

The information set forth in Item 3 above is incorporated herein by reference.

*              *              *

Rinker intends to provide additional information relating to the Bid Agreement and its intended recommendation of the Revised Offer in a supplementary Target’s Statement, which is expected to be issued and disseminated to the Shareholders shortly.

Item 7.   Purposes of the Transaction and Plans or Proposals.

Item 7 is hereby amended and supplemented as follows:

The Board has adopted the following resolutions relating to the Bid Agreement: (i) approval of the Bid Agreement, performance of the obligations of Rinker under the Bid Agreement and authorization of Rinker’s directors (or a director and the company secretary) to execute the Bid Agreement and (ii) authorization to file the necessary announcement and amendments to the Statement, including the supplementary Target’s Statement, setting forth a recommendation by the Board of the Revised Offer in accordance with the Bid Agreement.

The information set forth in Item 3 above is incorporated herein by reference.

Item 9.                    Exhibits.

Item 9 is amended and supplemented by adding the following thereto:

Exhibit No.	Description

(a)(27)	Press Release of Rinker Group Limited, dated April 10, 2007
(a)(28)	Comments to Analysts by John Morschel, Chairman of Rinker Group Limited, on April 10, 2007
(a)(29)	Transcript of the Rinker Group Limited Analyst Briefing and Conference Call on April 10, 2007
(e)(10)	Bid Agreement, dated April 10, 2007

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2007	RINKER GROUP LIMITED

	By	:/s/ THOMAS BURMEISTER
Name: Thomas Burmeister
Title: Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(27)	Press Release of Rinker Group Limited, dated April 10, 2007
(a)(28)	Comments to Analysts by John Morschel, Chairman of Rinker Group Limited, on April 10, 2007
(a)(29)	Transcript of the Rinker Group Limited Analyst Briefing and Conference Call on April 10, 2007
(e)(10)	Bid Agreement, dated April 10, 2007